UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

VENTURE LENDING & LEASING VIII, INC.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

None
(CUSIP Number)

Martin D. Eng 104 La Mesa Drive, Suite 102 Portola Valley, California 94028 (650) 234-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2015
Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), Rule 13d‑1(f) or Rule 13d‑1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Venture Lending & Leasing VIII, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 47-3919590

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
100,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
100,0000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
HC, OO

1	NAMES OF REPORTING PERSONS
Westech Investment Advisors, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-3794054

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
260

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
260

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.26%

14	TYPE OF REPORTING PERSON
IA, HC

1	NAMES OF REPORTING PERSONS

Ronald W. Swenson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
323

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
323

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.32%

14	TYPE OF REPORTING PERSON
IN, HC

1	NAMES OF REPORTING PERSONS

Salvador O. Gutierrez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
559

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
559

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.55%

14	TYPE OF REPORTING PERSON
IN, HC

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

ITEM 1.	SECURITY AND ISSUER

This statement relates to common shares, $0.001 par value per share, of Venture Lending & Leasing VIII, Inc., a Maryland corporation (the “Issuer”), of which 100,000 shares are outstanding (the “Shares”). The principal executive offices of the Issuer are located at 104 La Mesa Drive, Suite 102, Portola Valley, California 94028.

ITEM 2.	IDENTITY AND BACKGROUND

(a)            This Schedule 13D is filed by Venture Lending & Leasing VIII, LLC (the “Company”), a Delaware limited liability company, Westech Investment Advisors, LLC, a California limited liability company (“Westech”), Ronald W. Swenson, and Salvador O. Gutierrez.  The Company is the sole shareholder of the Issuer.  Westech is the managing member of the Company and the investment manager of the Issuer, and each of Messrs. Swenson and Gutierrez owns a controlling interest in Westech through the controlling interests he holds in Westech Investment Management, Inc., a California corporation (“WIM”).  Pursuant to the Second Amended and Restated Operating Agreement of the Company (the “Operating Agreement”), the members of the Company have pass-through voting rights such that if any vote or consent is to be cast or given by the Company as the sole shareholder of the Issuer, then Westech must first obtain direction from the members of the Company on how to cast such vote or give such consent on behalf of the Company (such operative provisions are attached hereto as Exhibit 6).  The required vote or consent of the members to give such direction parallels the vote or consent required of the shareholders of the Issuer (i.e. if a matter requires the consent of the holders of two-thirds of the outstanding shares of the Issuer, then the vote or consent required of the members of the Company is the approval by the holders of two-thirds or more in interest of the members of the Company).

Each of the Company, Westech, and Messrs. Swenson and Gutierrez is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”  By virtue of Westech’s position as managing member of the Company and by reason of the officer and director positions with Westech held each by Messrs. Swenson and Gutierrez, as well as the interests in Westech held by each of Messrs.  Swenson and Gutierrez through WIM, the Reporting Persons may be deemed to be members of a Section 13(d) group and are hereby filing a joint Schedule 13D. Each Reporting Person, however, expressly disclaims membership in any group.

The names, business addresses, principal occupations and citizenship of each director, executive officer and controlling shareholder of Westech, other than Messrs. Swenson and Gutierrez, are set forth on Schedule A, which is incorporated herein by this reference.

(b)            The principal business and office address of each Reporting Person is 104 La Mesa Drive, Suite 102, Portola Valley, California 94028.

(c)            The principal business of the Company is to acquire and hold all of the Shares.  Westech is a registered investment adviser under the Investment Advisers Act of 1940.  Mr. Swenson is the Chairman of Westech and the Chairman and a director of the Issuer.  Mr. Gutierrez is Vice Chairman of Westech and an advisory director of the Issuer.

(d)            No Reporting Person or other person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            No Reporting Person or other person listed on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Messrs. Swenson and Gutierrez are both citizens of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Company purchased all of the 100,000 Shares of the Issuer for $25,000 at a per share price of $0.25 pursuant to a Stock Purchase Agreement, dated as of May 9, 2015.  The working capital of the Company was the source of the purchase price.  Accordingly, on May 29, 2015 when the Shares of the Issuer were registered and offered at a par value of $0.001, (i) Westech became a beneficial owner of all of the Shares because of its position as managing member of the Company and the investment manager of the Issuer and (ii) each of Messrs. Swenson and Gutierrez became a beneficial owner of all of the Shares due to their officer and director positions with Westech and to their controlling ownership, through their respective interests in WIM, of the outstanding voting interests in Westech.

See also Item 5(c) below.

ITEM 4.	PURPOSE OF THE TRANSACTION

The Company was formed to acquire and own all of the Shares.  All of the Shares are currently held by the Company.  The Issuer is a non-diversified closed-end management investment company which has elected to be treated as a business development company under the Investment Company Act of 1940.  The Issuer primarily provides secured debt financing to selected venture capital-backed companies, and secondarily provides debt financing to public and late-stage development private companies.  Neither the Shares nor the interests in the Company are traded on a national securities exchange or quoted on an inter-dealer system of a national securities association.

None of the Reporting Persons or any person listed on Schedule A is aware of any plan or proposal which the Reporting Persons or the persons listed on Schedule A may have which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g)	Changes in the Issuer’s Articles of Incorporation, Bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;
(i)	A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons and the persons listed on Schedule A expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, conditions in the securities markets, general economic and industry conditions and other factors.  Accordingly, each Reporting Person and person listed on Schedule A reserves the right to change its plans and intentions at any time, as such person deems appropriate.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)            The aggregate percentage of Share of the Issuer reported to be owned by each Reporting Person is based upon 100,000 Shares outstanding.  As of the date of this Schedule, the Company owns all of the Shares.

By reason of its position as managing member of the Company and the investment manager of the Issuer, Westech may also be deemed to be the beneficial owner of all of the Shares.  In addition, Westech may be deemed to beneficially own 260 Shares of the Issuer by reason of an interest in the Company owned by Westech.  Westech disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest in the Company.

Messrs. Swenson and Gutierrez each own 33.33% of the outstanding voting interests in Westech through their ownership of WIM.  By reason of such ownership and their officer and director positions with Westech, Messrs. Swenson and Gutierrez may be deemed to beneficially own all of the Shares.  In addition, by reason of his direct and indirect beneficial ownership of interests in the Company, Mr. Swenson may be deemed to beneficially own 323 Shares of the Issuer (236 shares by reason of an interest in the Company owned by a trust for which he serves as trustee and 87 shares by reason of an interest in the Company owned by Westech), constituting 0.32% of the Shares.  By reason of his direct and indirect beneficial ownership of interests in the Company, Mr. Gutierrez may be deemed to beneficially own 559 Shares of the Issuer (472 shares by reason of an interest in the Company owned by a community trust for which he serves as trustee and 87 shares by reason of an interest in the Company owned by Westech), constituting 0.55% of the Shares.  Each of Messrs. Swenson and Gutierrez disclaims beneficial ownership of the Shares except to the extent of his pecuniary interests in the Company and in Westech as described herein.

With respect to the persons listed on Schedule A, based on each person’s direct or indirect beneficial ownership of interests in the Company, each of Messrs. Cohan, Eng, Wanek and Werdegar may be deemed to beneficially own 116, 71, 116, and 161 Shares of the Issuer, respectively, constituting 0.11%, 0.07%, 0.11%, and 0.16% of the Shares, respectively.  Each of Messrs. Cohan, Eng, Wanek and Werdegar disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest in the Company.

(b)            Because its voting power over the Shares is subject to the pass-through voting rights of the members of the Company discussed above in Item 2, the Company shares voting power with the members of the Company with respect to the Shares owned by it.  Because Westech, by reason of its position as managing member of the Company and investment manager of the Issuer, may also be deemed to have dispositive power with respect to the Shares held by the Company, the Company and Westech have shared dispositive power over the Shares owned by the Company.  Due to its interest in the Company, Westech may also be deemed to share voting power with the Company with respect to 260 Shares of the Issuer.

By reason of their officer and director positions with Westech and their respective ownership of outstanding interests in Westech through their ownership of WIM, each of Messrs. Swenson and Gutierrez may be deemed (i) to share dispositive power with the Company with respect to the Shares held by the Company and (ii) to share voting power with the Company with respect to the 260 Shares of the Issuer beneficially owned by Westech.

Because of each person’s direct or indirect beneficial ownership of interests in the Company (as more fully described in (a) above), such person may be deemed to share voting power with the Company with respect to the following number of Shares of the Issuer: (i) Mr. Swenson, 323 Shares of the Issuer; (ii) Mr. Gutierrez, 559 Shares of the Issuer; (iii) Mr. Cohan, 116 Shares of the Issuer; (iv) Mr. Eng, 71 Shares of the Issuer; (v)  Mr. Wanek, 116 Shares of the Issuer; and (vi) Mr. Werdegar, 161 Shares of the Issuer.

(c)            On August 12, 2015, the Company made the first capital call to its members, which closed on August 31, 2015.  Based solely on their capital commitments to the Company:  (i) Westech holds an indirect beneficial ownership interest in 260 Shares with a $1,100,000 capital commitment to the Company; (ii)  Mr. Swenson holds an indirect beneficial ownership interest in 236 Shares with a $1,000,000 capital commitment to the Company; (iii) Mr. Gutierrez holds an indirect beneficial interest in 472 Shares with a $2,000,000 capital commitment to the Company; (iv) Mr. Cohan holds an indirect beneficial ownership interest in 94 Shares with a $400,000 capital commitment to the Company; (v) Mr. Eng holds an indirect beneficial ownership interest in 71 Shares with a $300,000 capital commitment to the Company; (vi) Mr. Wanek holds an indirect beneficial ownership interest in 94 Shares with a $400,000 capital commitment to the Company; and (vii) Mr. Werdegar holds an indirect beneficial ownership interest in 118 Shares with a $500,000 capital commitment to the Company.

(d)            No person other than the Reporting Persons and the members of the Company is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)            Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in this Schedule 13D, there are no contracts, arrangements or understandings among the Reporting Persons or persons listed on Schedule A, or between the Reporting Persons or persons listed on Schedule A, and any other person, with respect to the Shares of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

1.	Joint Filing Agreement
2.	Power of Attorney of Venture Lending & Leasing VIII, LLC
3.	Power of Attorney of Westech Investment Advisors, LLC
4.	Power of Attorney of Ronald W. Swenson
5.	Power of Attorney of Salvador O. Gutierrez
6.	Operative Provisions of the Operating Agreement of Venture Lending & Leasing VIII, LLC

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 20, 2016

WESTECH INVESTMENT ADVISORS, LLC		VENTURE LENDING & LEASING VIII, LLC

By:	/s/ Maurice C. Werdegar	By:	/s/ Jay L. Cohan
	Maurice C. Werdegar		Westech Investment Advisors, LLC,
	President and Chief Executive Officer		Its Managing Member
Jay L. Cohan
Vice President

By:	/s/ Martin D. Eng	By:	/s/ Maurice C. Werdegar
	Martin D. Eng		Maurice C. Werdegar
	Chief Financial Officer		President and Chief Executive Officer

		By:	/s/ Martin D. Eng
Martin D. Eng
Chief Financial Officer

/s/ Ronald W. Swenson
RONALD W. SWENSON

/s/ Salvador O. Gutierrez
SALVADOR O. GUTIERREZ

SCHEDULE A

The following table sets forth the name and present principal occupation of each director, executive officer and control person of Westech Investment Advisors, LLC, other than Messrs. Swenson and Gutierrez.  The business address of each such person is 104 La Mesa Drive, Suite 102, Portola Valley, California 94028.  Each person listed below is a citizen of the United States.

Name	Present Principal Employment

Jay L. Cohan	Vice President and Assistant Secretary

Martin D. Eng	Chief Financial Officer, Chief Compliance Officer,
Vice President, Secretary, and Treasurer

David R. Wanek	Vice President

Maurice C. Werdegar	Chief Executive Officer and President

EXHIBIT INDEX

1.	Joint Filing Agreement
2.	Power of Attorney of Venture Lending & Leasing VIII, LLC
3.	Power of Attorney of Westech Investment Advisors, LLC
4.	Power of Attorney of Ronald W. Swenson
5.	Power of Attorney of Salvador O. Gutierrez
6.	Operative Provisions of the Operating Agreement of Venture Lending & Leasing VIII, LLC

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D, dated January 20, 2016 (including amendments thereto) with respect to the common shares of Venture Lending & Leasing VIII, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Schedule 13D.

Dated:  January 20, 2016

WESTECH INVESTMENT ADVISORS, LLC		VENTURE LENDING & LEASING VIII, LLC

By:	/s/ Maurice C. Werdegar	By:	/s/ Jay L. Cohan
	Maurice C. Werdegar		Westech Investment Advisors, LLC,
	President and Chief Executive Officer		Its Managing Member
Jay L. Cohan
Vice President

By:	/s/ Martin D. Eng	By:	/s/ Maurice C. Werdegar
	Martin D. Eng		Maurice C. Werdegar
	Chief Financial Officer		President and Chief Executive Officer

		By:	/s/ Martin D. Eng
Martin D. Eng
Chief Financial Officer
/s/ Ronald W. Swenson
RONALD W. SWENSON

/s/ Salvador O. Gutierrez
SALVADOR O. GUTIERREZ

VENTURE LENDING & LEASING VIII, INC.

LIMITED POWER OF ATTORNEY
VENTURE LENDING & LEASING VIII, LLC

The undersigned hereby constitutes and appoints Gwendolyn A. Williamson, of Perkins Coie LLP, 700 13th Street N.W. Washington, D.C. 20005, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more of Schedule 13D and/or Schedule 13G, and any amendments thereto, as required under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, with respect to the reporting on the undersigned’s beneficial ownership of securities of Venture Lending & Leasing VIII, Inc. (the “Fund”), granting unto such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorney-in-fact and agent, or the substitute of him, may lawfully do or cause to be done by virtue hereof.

In witness, by signing this instrument I affirm all that is written above.

Dated: January 11, 2016

/s/ Maurice C. Werdegar
Venture Lending & Leasing VIII, LLC
By:  Maurice C. Werdegar
Title:  President and Chief Executive Officer

Signed in the presence of:

/s/ Deborah Hernandez
Witness

/s/ Julie Fox
Witness

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 11th day of January, 2016, by Maurice C. Werdegar proved to me on the basis of satisfactory evidence to be the person who appeared before me.

LYNDA COLLETTA
Commission # 2125826
Notary Public - California

(Seal)	/s/ Lynda Colletta
Notary Public, State of California, Santa Clara County
My commission expires October 1, 2019.

VENTURE LENDING & LEASING VIII, INC.

LIMITED POWER OF ATTORNEY
WESTECH INVESTMENT ADVISORS, LLC

The undersigned hereby constitutes and appoints Gwendolyn A. Williamson, of Perkins Coie LLP, 700 13th Street N.W. Washington, D.C. 20005, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more of Schedule 13D and/or Schedule 13G, and any amendments thereto, as required under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, with respect to the reporting on the undersigned’s beneficial ownership of securities of Venture Lending & Leasing VIII, Inc. (the “Fund”), granting unto such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorney-in-fact and agent, or the substitute of him, may lawfully do or cause to be done by virtue hereof.

In witness, by signing this instrument I affirm all that is written above.

Dated: January 11, 2016

/s/ Martin Eng

Westech Investment Advisors, LLC
By:    Martin Eng
Title:   Chief Financial Officer

Signed in the presence of:

/s/ Deborah Hernandez
Witness

/s/ Julie Fox
Witness

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 11th day of January, 2016, by Martin D. Eng proved to me on the basis of satisfactory evidence to be the person who appeared before me.

LYNDA COLLETTA
Commission # 2125826
Notary Public - California

(Seal)	/s/ Lynda Colletta
Notary Public, State of California, Santa Clara County
My commission expires October 1, 2019.

VENTURE LENDING & LEASING VIII, INC.

LIMITED POWER OF ATTORNEY
RONALD W. SWENSON

The undersigned hereby constitutes and appoints Gwendolyn A. Williamson, of Perkins Coie LLP, 700 13th Street N.W. Washington, D.C. 20005, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file one or more of Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and any amendments thereto, as required under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, with respect to the reporting on the undersigned’s beneficial ownership of securities of Venture Lending & Leasing VIII, Inc. (the “Fund”), granting unto such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that said attorney-in-fact and agent, or the substitute of him, may lawfully do or cause to be done by virtue hereof.

In witness, by signing this instrument I affirm all that is written above.

Dated: January 12, 2016

/s/ Ronald W. Swenson
Ronald W. Swenson
Chairman of the Board of Directors

Signed in the presence of:

/s/ Deborah Hernandez
Witness

/s/ Julie Fox
Witness

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 12th day of January, 2016, by Ronald W. Swenson proved to me on the basis of satisfactory evidence to be the person who appeared before me.

LYNDA COLLETTA
Commission # 2125826
Notary Public - California

(Seal)	/s/ Lynda Colletta
Notary Public, State of California, Santa Clara County
My commission expires October 1, 2019.

VENTURE LENDING & LEASING VIII, INC.

LIMITED POWER OF ATTORNEY
SALVADOR O. GUTIERREZ

The undersigned hereby constitutes and appoints Gwendolyn A. Williamson, of Perkins Coie LLP, 700 13th Street N.W. Washington, D.C. 20005, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file one or more of Schedule 13D and/or Schedule 13G, and any amendments thereto, as required under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, with respect to the reporting on the undersigned’s beneficial ownership of securities of Venture Lending & Leasing VIII, Inc. (the “Fund”), granting unto such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that said attorney-in-fact and agent, or the substitute of him, may lawfully do or cause to be done by virtue hereof.

In witness, by signing this instrument I affirm all that is written above.

Dated: January 12, 2016

/s/ Salvador O. Gutierrez
Salvador O. Gutierrez

Signed in the presence of:

/s/ Deborah Hernandez
Witness

/s/ Julie Fox
Witness

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 12th day of January, 2016, by Salvador O. Gutierrez proved to me on the basis of satisfactory evidence to be the person who appeared before me.

LYNDA COLLETTA
Commission # 2125826
Notary Public – California

(Seal)	/s/ Lynda Colletta
Notary Public, State of California, Santa Clara County
My commission expires October 1, 2019.

EX.6

OPERATIVE PROVISIONS OF THE:

AMENDED AND RESTATED OPERATING AGREEMENT
OF
VENTURE LENDING & LEASING VIII, LLC
A Delaware Limited Liability Company

This AMENDED AND RESTATED OPERATING AGREEMENT (“Operating Agreement” or “Agreement”) of VENTURE LENDING & LEASING VIII, LLC (the “Company”), dated as of August 3, 2015, is adopted by the Managing Member (as defined in Schedule 1) and the Non-Managing Members (as defined in Schedule 1).

INTRODUCTION

The Company was formed pursuant to the Act in accordance with the terms of that certain Operating Agreement dated May 5, 2015 executed by the Managing Member (the “Initial Operating Agreement”) for the principal purpose of acquiring and owning all of the outstanding shares of Venture Lending & Leasing VIII, Inc., a Maryland corporation (the “Fund”), and for the secondary purpose of acquiring and owning direct interests in companies, including in the form of warrants that may be distributed, from time to time, by the Fund to the Company, as well as in the form of direct equity investments in companies, and further including Special Situations Investments (as defined in Schedule 1) comprised of senior debt, convertible debt, or some other combination of debt instruments and equity instruments.  The Fund is a non-diversified, closed-end management investment company which has elected business development company status under the 1940 Act (as defined in Schedule 1) and which intends to qualify for taxation as a regulated investment company under the Code (as defined in Schedule 1).

The parties hereto desire to amend and restate the Initial Operating Agreement in order ot provide for the admission of the Non-Managing Members and to set forth their understanding with respect to the management and operation of the Company and related matters.

Pursuant to the authority granted in Section 13.3(b) of the Amended and Restated Operating Agreement, the Managing Member desires to amend and restate the Amended and Restated Operating Agreement as set forth in this Second Amended and Restated Operating Agreement to reflect certain changes negotiated in connection with the admission of additional Non-Managing Members, which changes do not materially adversely affect the interests of the Non-Managing Members existing on the date of this Second Amended and Restated Operating Agreement.

THEREFORE, the parties hereto agree as follows:

Section 6.5        Activities Regarding the Fund. The parties agree and acknowledge that the Company will be the sole shareholder of the Fund.  Notwithstanding anything else herein to the contrary, if the Managing Member desires to cause the Fund to take any action which, if taken with respect to the Company, would require the consent of Members holding a specified percentage of the Shares of the Company, then such action will not be taken with respect to the Fund without obtaining the consent of Members holding such specified number of Shares in the Company.

Section 8.8        Voting of Interests.  Each outstanding Share shall be entitled to one vote upon each matter submitted to a vote of the Members; provided, however, that, if a Member has assigned all or a portion of its Shares to a Person who is not admitted as a Member, neither the transferring Member nor the Transferee/Economic Interest Holder shall have the right to vote the Shares so transferred and such Shares shall not be deemed to be outstanding for purposes of determining a quorum or any percentage vote required or permitted hereunder.  In all elections for members of the Advisory Board or the directors of the Fund, the Members shall not have the right to cumulative voting.

Section 11.1    Prohibition on Transfers

(a)           Except as otherwise specifically provided herein, no Interest Holder may sell, assign, transfer, pledge, encumber, or otherwise dispose of (any of which is a “Transfer”) its Interest, in whole or in part, or enter into any agreement or grant any options or rights with respect thereto, whether by action of such Interest Holder or by operation of law or otherwise, without the prior written consent of the Managing Member, which consent, in the Managing Member’s sole and absolute discretion, may be withheld.  For purposes of this Section 11.1(a), a Change of Control of an Interest Holder shall be deemed a Transfer of such Interest Holder’s interest in the Company and shall require the written consent of the Managing Member pursuant to this Section 11.1 before the Company shall recognize the holder of the interest that was deemed to have been transferred as a Member (rather than an Economic Interest Holder);  provided, however, that a Change of Control of an Interest Holder that is an entity the equity interests of which are publicly traded shall not be subject to the foregoing requirement.  As used herein, the term “Change of Control” shall mean with respect to an Interest Holder the closing of the transfer (whether by sale, merger, consolidation, reorganization or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons, of the securities of such Interest Holder if, after such closing, the holders of a majority of the securities of such Interest Holder immediately prior to such transaction or series of transactions would no longer hold, in substantially similar proportions vis-à-vis each other such holder, more than fifty percent (50%) of the outstanding voting securities of such Interest Holder (or the surviving or acquiring entity) immediately after such transaction or series of transactions; provided, however, that if an Interest Holder is itself a partnership, then the withdrawal or admission of a general partner to such partnership shall constitute a Change of Control; provided, further, that (i) involuntary transfers of the securities of an Interest Holder as a result of death, divorce or bona fide gift, (ii) transfers of the securities of an Interest Holder between Affiliates (for purposes other than the avoidance of the application of this Section 11.1(a)) and (iii) other transactions the purpose of which is not to avoid the application of this Section 11.1(a), as determined by the Managing Member, shall not be considered a Change of Control.

(b)           If at any time a Member undergoes a Change of Control, and such Member is thereafter treated as an Economic Interest Holder with respect to its interest in the Company pursuant to Section 11.1(a) (i.e., the Managing Member does not approve of the deemed Transfer that results from such Change of Control), then such Member shall send a written notice to the Managing Member and the other Members indicating that such Change of Control has occurred within five days of the date of consummation of such Change of Control.  At any time within forty-five (45) days after the receipt of such notice, the Managing Member, with the consent of a Majority-in-Interest, may cause the Company to agree to purchase the Shares that are held by such Member at the Transfer Price, or the other Members may agree to purchase such Shares at the Transfer Price, in which case the opportunity to purchase such Shares shall be offered in proportion (as nearly as practicable) to the number of Shares held by such other Members (with a subsequent right of overallotment).  If the Company or the Members do not agree to purchase all of such Shares at the Transfer Price, the Managing Member or another entity approved by the Managing Member may purchase any unpurchased portion of such Shares at the Transfer Price not sooner than forty-five (45) but within seventy-five (75) days after the sending of the notice.  If all of the Shares of such Member are not so purchased, then the Member will retain the Shares that are not so purchased as an Economic Interest Holder unless the Managing Member consents to the admission of such Person as a Member pursuant to Section 11.2.  For purposes of this Agreement, the “Transfer Price” of the entire interest in the Company held by a Member who has undergone a Change of Control shall equal the amount such Member would be entitled to receive pursuant to Section 3.1(d) of this Agreement as if such Member breached its confidentiality obligations pursuant to Section 10.7 of this Agreement.

(c)           Notwithstanding anything contained herein to the contrary, the Managing Member shall not consent to any transfer if such transfer would:

(i)            cause a termination of the Company for federal or, if applicable, state income tax purposes;

(ii)            in the opinion of counsel to the Company, cause the Company to cease to be classified as a partnership for federal or state income tax purposes;

(iii)         cause the Company to be characterized as a “publicly traded partnership,” as such term is defined in Sections 7704(b) and 469(k) of the Code, or materially increase the risk that the Company will become so characterized;

(iv)         require the registration of such transferred Interest pursuant to any applicable federal or state securities laws;

(v)          subject the Company to regulation under the 1940 Act;

(vi)          result in the assets of the Company being deemed “plan assets” (within the meaning of the Plan Asset Regulation);

(ii)          result in a violation of applicable laws; or

(iii)         be made to any Person who lacks the legal right, power or capacity to own such Interest.

(d)           Without limiting the provisions of Section 11.1(c)(iii), no Transfer shall be permitted, given effect or otherwise recognized, and such Transfer (or purported Transfer) shall be void ab initio, if at the time of such Transfer interests in the Company are (or, by reason of such Transfer, would become) traded on an “established securities market” (within the meaning of Treasury Regulations Section 1.7704-1(b)) or are (or would become) “readily tradable on a secondary market or the equivalent thereof” (within the meaning of Treasury Regulations Section 1.7704-1(c)).

Section 11.2    Admission of Transferee as Member.

(a)           The Managing Member may consent to a Transfer without consenting to the admission of the transferee under such approved Transfer (a “Transferee”) as a Member of the Company.  A Transferee may only be admitted as a Member of the Company if and when (i) the Transferee becomes a party to this Agreement by agreeing in writing to be bound by the terms and provisions hereof, including the Capital Commitment of the transferring Member, and (ii) the Managing Member consents to such admission, which in its sole and absolute discretion may be withheld.  Any Transferee shall execute and acknowledge such other instruments as the Managing Member may deem necessary or desirable to effectuate the admission of the Transferee as a Member of the Company.

(b)           Any Transferee not admitted as a Member of the Company shall be entitled to the Profits, Loss, and distributions allocable to the assigned Shares, but shall not be entitled to vote on Company matters or to exercise or enjoy any of the other rights of a Member of the Company unless and until such Transferee is admitted as a Member of the Company.  Each Transferee or any subsequent Transferee of Interests, or any partial interests thereof, shall hold such Shares or Economic Interests subject to all of the provisions hereof and shall make no Transfers except as permitted hereby.

(c)           In the event a Member Transfers (or proposes to Transfer) all or any portion of its interest in the Company, the Managing Member may require that all reasonable legal and other out-of-pocket expenses incurred by the Company on account of the Transfer (or proposed Transfer) be paid by such Member, whether or not the Transfer is consummated; provided, however, that as of the effective date of any Transfer, the transferor and transferee shall be jointly and severally liable for all such expenses.  At the Managing Member’s election, the Company may seek reimbursement of such expenses through (i) a direct reimbursement by the transferee or transferor either following the Transfer (or proposed effective date of the Transfer) or as of the Transfer as a condition precedent to the Managing Member providing such required consent, or (ii) withholding of distributions that otherwise would be made to the transferee or the transferor. The Managing Member may apply the amount of any such withheld distribution to satisfy all or any part of the transferor’s or the transferee’s obligation (in which case such amounts shall be deemed to have been distributed to such person and then paid by such person in full or partial satisfaction of such obligations).  In the event that any such distribution consists of securities or other non-cash assets, the Managing Member may, on behalf of the transferor or the transferee, cause the Company to sell or otherwise liquidate such in-kind distribution upon such terms and conditions, and at such times, as the Managing Member deems appropriate, and apply the proceeds of such sale or other liquidation, net of transaction fees and other expenses, to satisfy all or any part of such person’s obligation that are then due.  All items of Profit or Loss generated from the holding or disposition of any such withheld distribution shall be allocated solely to the Capital Account of the transferor or the transferee on whose behalf such amounts are held, and the corresponding items of net taxable income, gain, loss and deduction shall, to the maximum extent possible, also be allocated solely to such person.

(d)           Each Member hereby agrees and covenants that, with respect to such Member’s interest in the Company, it shall not make an election under Section 732(d) of the Code without the prior written consent of the Managing Member.  Each Member hereby acknowledges and agrees that the Company may, but shall not be obligated to, elect to be treated as an electing investment partnership under Section 743(e) of the Code in the event the Company qualifies to do so.  In such event, each transferring Member hereby agrees to provide the Company and its transferee with the timely notice required under Section 833 of the American Jobs Creation Act of 2004, and as more specifically described in IRS Notice 2005-32, or any successor guidance or interpretation(s), including such information as is necessary to enable such transferee to compute the amount of losses disallowed under Section 743(e) of the Code.  Alternatively, in the event that the Company elects or is required to adjust the basis of the Company property under Section 743 of the Code, each Member hereby agrees to promptly provide to the Managing Member any information reasonably requested by the Managing Member in connection with such adjustment to the basis of Company property.  In addition, to the extent that the Transfer to a Member (or the Transfer of interests in a Member) results in the Company adjusting the basis of Company property, each Member that received an interest in the Company by reason of such Transfer (or, in the case of the Transfer of interests in a Member, such Member) hereby agrees to reimburse the Company and/or the Managing Member within ten (10) business days for any expenses (including accounting fees) reasonably incurred by the Company and/or the Managing Member (and their respective Affiliates) from time to time in connection with effecting such adjustments to the basis of Company property and any corresponding adjustments to the calculation of Company gains and losses as they relate to such Transfer.  The Managing Member is hereby authorized by each Member, with respect to any distribution to which such Member might otherwise be entitled, to defer making such distribution to such Member if, at the time such distribution would otherwise be effected, such Member has not satisfied its obligation to make the reimbursements provided for in the preceding sentence within the period specified therein.  The Managing Member may further apply the amount of any such distribution to satisfy all or any part of such Member’s obligation (in which case such amounts shall be deemed to have been distributed to such Member and then paid by such Member in full or partial satisfaction of such obligations).  In the event that any such distribution consists of securities or other non-cash assets, the Managing Member may, on behalf of such Member, cause the Company to sell or otherwise liquidate such in-kind distribution upon such terms and conditions, and at such times, as the Managing Member deems appropriate, and apply the proceeds of such sale or other liquidation, net of transaction fees and other expenses, to satisfy all or any part of such Member’s obligation that are then due.  All items of Profit or Loss generated from the holding or disposition of any such deferred distribution shall be allocated solely to the Capital Account of the Member on whose behalf such amounts are held, and the corresponding items of net taxable income, gain, loss and deduction shall, to the maximum extent possible, also be allocated solely to such Member.

Section 11.3    Void Transfers.  Any purported Transfer in violation of any provision hereof shall be void ab initio and shall not operate to transfer any right, title or interest to the purported transferee.

Section 11.4    Legend on Certificates.  Each Member shall have placed on certificates representing its Shares, if such certificates are issued, the following legend:

THE SALE, ASSIGNMENT, TRANSFER, HYPOTHECATION, ENCUMBRANCE, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY THE PROVISIONS OF THE OPERATING AGREEMENT OF VENTURE LENDING & LEASING VIII, LLC.  ALL RESTRICTIONS CONTAINED IN SUCH AGREEMENT ARE INCORPORATED BY REFERENCE IN THIS CERTIFICATE.  A COPY OF THE AGREEMENT MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF VENTURE LENDING & LEASING VIII, LLC, AT 104 LA MESA DRIVE, SUITE 102, PORTOLA VALLEY, CALIFORNIA  94028.

Section 11.5    Withdrawal Prohibited.  No Member may withdraw or resign from the Company until there has been a dissolution and a full and complete winding up of the Company in accordance with this Agreement and the Act.  If such Member is permitted to withdraw pursuant to the provisions of the Act, notwithstanding the foregoing, such Member shall be treated as an Economic Interest Holder which has not been admitted as a Member of the Company.

SCHEDULE 1—Definitions

“1940 Act” means the Investment Company Act of 1940, as amended.

“Act” means the Delaware Limited Liability Company Act and any successor statute, as amended from time to time.

 “Affiliate” of another Person means: (a) any entity or individual that, directly or indirectly, controls or holds the power to vote ten percent (10%) or more of the outstanding voting securities of such Person; (b) any Person, ten percent (10%) or more of whose voting securities, directly or indirectly, are owned, controlled or held with power to vote by such other Person; (c) any Person, directly or indirectly, controlling, controlled by, or under common control with such other Person; (d) any officer, director, member or partner of such other Person; and (e) if such other Person is an officer, director, member or partner, any company for which such Person acts in any such capacity.

“Affiliated Member” means any Member that is designated as such on Exhibit A hereto by the Managing Member (as determined by the Managing Member in its sole and absolute discretion).

“Capital Commitment” with respect to a Member means the amount set forth opposite such Member’s name on Exhibit A.

 “Cause” means, with respect to the Managing Member, either (i) the conviction of a felony or (ii) willful gross misconduct or willful gross neglect of its duties which, in either case, has resulted in material economic harm to the Company unless the Managing Member, in good faith, believed that its actions were in the best interest of the Company.

“Change of Control” has the meaning assigned thereto in Section 11.1(a).

 “Code” means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

“Company” means Venture Lending & Leasing VIII, LLC, a Delaware limited liability company.

 “Economic Interest” means the interest held by a Transferee of a Member or Economic Interest Holder who has not been admitted as a Member.

“Economic Interest Holder” means any Person owning an Economic Interest.

“Eighty Percent-in-Interest” means, with respect to all of the Shares held by the Members (other than the Managing Member and its Affiliates), one or more Members holding eighty percent (80%) or more of such Shares.

“Equity Fund” means one or more entities formed for the purpose of making equity and equity-oriented investments (other than asset backed investments) in privately held companies.

 “Equity Investment Guidelines” has the meaning assigned thereto in Section 6.10.

 “Fund” has the meaning assigned thereto in the Introduction.

 “Initial Operating Agreement” has the meaning assigned thereto in the Introduction.

“Interest” means Shares, an Economic Interest or the Carried Interest or Post-Termination Interest.

“Interest Holder” means a Member, with respect to Shares, an Economic Interest Holder with respect to an Economic Interest and a Managing Member or former Managing Member with respect to a Carried Interest or Post-Termination Interest.

 “Majority-in-Interest” means, with respect to all of the Shares held by the Members (other than the Managing Member and its Affiliates), one or more Members holding more than fifty percent (50%) of such Shares.

“Managing Member” has the meaning assigned thereto in Section 6.1.  The initial Managing Member shall be Westech.

 “Member” means the Managing Member and each other Person who acquires Shares pursuant to this Operating Agreement and the Subscription Agreement attached hereto as Schedule 2 and each Person hereafter admitted to the Company as a Member as provided in this Operating Agreement. The Members and their respective Shares are set forth on Exhibit A.  Notwithstanding anything contained herein to the contrary, whenever the term Member is used herein, it always shall include the Managing Member, whether or not such term is preceded or followed with the phrase “including the Managing Member” or words of like import.

 “Non-Managing Member” means each person (other than the Managing Member) who is or hereafter becomes a Member.

 “Operating Agreement” or “Agreement” means this Amended and Restated Operating Agreement of Venture Lending & Leasing VIII, LLC dated as of August 3, 2015.

 “Period” means a fiscal quarter or such other time period with respect to which the Managing Member shall elect to (i) make a distribution and/or (ii) close the Company’s books and otherwise treat as a discrete period.

“Person” means any individual, corporation, governmental entity, trust, estate, partnership, joint venture, limited liability company or other entity.

“Plan Asset Regulation” means the regulation at 29 CFR §2510.3-101.

 “Profits” and “Losses” mean, for each Period, an amount equal to the taxable income or loss of the Company for such Period, determined in accordance with Section 703(a) of the Code (including all items required to be stated separately) with the following adjustments:

(a)            Any income exempt from federal income tax shall be included;

(b)      Any expenditures of the Company described in Section 705(a)(2)(B) of the Code (including expenditures treated as such pursuant to Section 1.704-1(b)(2)(iv)(i)) of the Treasury Regulations shall be subtracted;

(c)       Any items which are specially allocated pursuant to Sections 5.2(c) or 5.3 shall not be taken into account in computing Profits or Losses;

(d)       Unrealized Gains and Unrealized Losses shall be taken into account to the extent provided in Section 3.2(c); and

(e)       Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Carrying Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Carrying Value.

“Property” means all properties, assets and rights of any type owned by the Company.

 “Share” means an ownership interest in the Company representing a Capital Contribution of one thousand dollars ($1,000) to the Company as set forth in Article 3, which shall constitute a Non-Managing Member’s entire interest in the Company including its right to share in Profits and Losses, distributions, capital, the right to vote and the right to receive information concerning the business and affairs of the Company.  The Managing Member’s ownership interest in the Company shall consist of its Shares, its Carried Interest and Post-Termination Interest.

 “Special Situations Investments” means investments structured as senior debt, convertible debt, or some combination of debt instruments and equity instruments (including, without limitation, investments in a company undergoing a restructuring or recapitalization of its existing debt or equity, investments in subordinated debt, and any investment consisting of a bridge loan to a company which is in the process of raising additional private equity, planning an initial public offering or is seeking to enter into a business combination through which it would be acquired).

 “Transfer” has the meaning assigned thereto in Section 11.1 hereof.

“Transfer Price” has the meaning assigned thereto in Section 11.1(b).

“Transferee” has the meaning assigned thereto in Section 11.2(a).

 “Treasury Regulations,” “Treas. Reg.” or “Reg.” means the income tax regulations promulgated under the Code as amended from time to time (including corresponding provisions of succeeding regulations).

“Unrealized Gain” attributable to any item of Property, as of any date of determination, means the excess, if any, of (a) the fair market value of such Property (as determined by the Managing Member under Section 3.2(c)) as of such date, over (b) the Carrying Value of such Property as of such date (prior to any adjustment to be made pursuant to Section 3.2(c) as of such date).

 “Unrealized Loss” attributable to any item of Property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such Property as of such date (prior to any adjustment to be made pursuant to Section 3.2(c) as of such date), over (b) the fair market value of such Property (as determined by the Managing Member under Section 3.2(c)) as of such date.

“Unreturned Capital” means the excess of (A) the Capital Contributions of the Members over (B) the sum of the amounts by which (i) each distribution previously made to the Members (other than the Managing Member in accordance with its Carried Interest (including its Post-Termination Interest)) exceeds (ii) the accrued but unpaid Preferred Return calculated (x) immediately prior to the date the Unreturned Capital is being determined and (y) as of the end of each month in which a distribution is made to the Members.